**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

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**FORM C-AR**

**UNDER THE SECURITIES ACT OF 1933**

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# Hattie's Coffee House, LLC

(Name of Issuer)

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**607 S Main St.**
**Whitestown IN, 46075**
**https://www.hattiescoffeehouse.com/**

(Physical Address & Website of Issuer)

| | | |
|---|---|---|
| **Indiana** | **Limited Liability Company** | **3/6/2023** |
| (Jurisdiction of Incorporation/Organization) | (Form of Organization) | (Date of Organization) |

**Not Applicable**

(Name of Co-Issuer)

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**ANNUAL REPORT DISCLOSURE INFORMATION**

**Current Number of Employees:** 22

| | As of December 31, 2024 | |
|---|---|---|
| **Total Assets** | $ | 141,558.71 |
| **Cash & Cash Equivalents** | $ | 5,213.69 |
| **Accounts Receivable** | $ | - |
| **Short-Term Debt** | $ | 31,904.66 |
| **Long-Term Debt** | $ | 126,053.34 |
| **Revenues/Sales** | $ | 444,101.29 |
| **Cost of Goods Sold** | $ | 178,333.94 |
| **Taxes Paid** | $ | 20,750.83 |
| **Net Loss** | $ | (33,300.21) |

March 5, 2025

# HATTIE'S COFFEE HOUSE LLC



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This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR) is being furnished by Hattie's Coffee House, LLC, an Indiana Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.**

The company filing this Form C-AR for an offering made in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and pursuant to Regulation Crowdfunding must file an annual report with the Commission and post the report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1)  The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**");
2)  The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3)  The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4)  The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5)  The Company liquidates or dissolves its business in accordance with state law.

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The Company has certified that all of the following statements are TRUE:

1)  The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2)  The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act;
3)  The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act;
4)  The Company is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5)  The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**The Company is filing this Form C-AR in order to remedy a previous failure to comply with Regulation Crowdfunding's ongoing reporting requirements.**

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THIS FORM C DOES NOT CONSTITUTE AN OFFERING OF SECURITIES.

NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. SPECIFICALLY, THE SECURITIES MAY NOT BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED:

1) TO THE ISSUER;
2) TO AN ACCREDITED INVESTOR;
3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR
4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THERE IS NO PUBLIC MARKET FOR THE SECURITIES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. SEE THE SECTION OF THIS FORM C-AR ENTITLED "RISK FACTORS".

THE STATEMENTS OF THE COMPANY CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED TO BE RELIABLE. NO WARRANTY CAN BE MADE AS TO THE ACCURACY OF SUCH INFORMATION OR THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE OF THIS FORM C-AR. THE COMPANY DOES NOT EXPECT TO UPDATE OR OTHERWISE REVISE THIS FORM C-AR OR OTHER MATERIALS SUPPLIED HEREWITH. THE DELIVERY OF THIS FORM C-AR AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS FORM C-AR.

INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO AN INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

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**COMPANY SUMMARY**


This summary highlights selected information that is presented in greater detail elsewhere in this Form C-AR. You should read this entire Form C-AR carefully, including the sections entitled "RISK FACTORS" and "DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and our financial statements and the related notes, attached as Exhibit A. Our fiscal year ends December 31st.


**Hattie's Coffee House LLC**
**607 S Main St.**
**Whitestown IN, 46075**
**https://www.hattiescoffeehouse.com/**

**Introduction**


Hattie's Coffee House LLC is a local coffee shop in Whitestown, IN known for its specialty coffee, handcrafted beverages, and welcoming community atmosphere. Located midway between extensive housing developments on the north and south sides of Whitestown, Hattie's will tie together the whole community. Hattie's coffee shop in one of the historic homes on Main Street will provide residents a "third place" to congregate that has a local identity instead of a nationwide one.


**History**


The Company was incorporated in Indiana on March 6, 2023. Hattie's Coffee House was founded with the vision of creating a welcoming community space in the heart of Whitestown, Indiana, a rapidly growing town seeking to preserve its historic charm. The coffee house is set in a beautifully restored 1912 farmhouse on two acres of land, blending historic character with modern comfort. Designed to be more than just a café, Hattie's offers private meeting spaces, rentable work areas, and an inviting atmosphere with fresh flowers, locally harvested honey, and thoughtfully curated seating. As Whitestown continues to expand, Hattie's serves as a cornerstone for the town's "legacy core" initiative, fostering community connections and preserving a sense of local identity amid commercial development.

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**RISK FACTORS**


IN ADDITION TO THE RISKS DETAILED BELOW, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY COMPANY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN.


**Risks Related to Our Business & Industry**


*Company related risks*
Hattie's Coffee House business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company opts to operate in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Limited services*
Hattie's Coffee House operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

*Lack of accounting controls*
Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

*Competition*
The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Hattie's Coffee House competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Hattie's Coffee House's core business or the

inability to compete successfully against the with other competitors could negatively affect Hattie's Coffee House's financial performance.

### Reliance on management
As a securities holder, you will not be able to participate in Hattie's Coffee House's management or vote on and/or influence any managerial decisions regarding Hattie's Coffee House. Furthermore, if the founders or other key personnel of Hattie's Coffee House were to leave Hattie's Coffee House or become unable to work, Hattie's Coffee House (and your investment) could suffer substantially.

### Financial forecasts risks
The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Hattie's Coffee House and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Hattie's Coffee House is a newly established entity and therefore has no operating history from which forecasts could be projected with.

### The company might need more capital
Hattie's Coffee House might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Hattie's Coffee House is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

### Changes in economic conditions could hurt Hattie's Coffee House
Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Hattie's Coffee House's financial performance or ability to continue to operate. In the event Hattie's Coffee House ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

### Lack of ongoing information
Hattie's Coffee House will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Hattie's Coffee House is allowed to stop providing annual information in certain circumstances.

### Changes in laws
Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Hattie's Coffee House's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

### Conflict of interest with companies and their management
In many ways, your interests and the interests of Hattie's Coffee House's management will coincide: you both want Hattie's Coffee House to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Hattie's Coffee House to act conservative to make sure they are best equipped to repay the Note obligations, while Hattie's Coffee House might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

### Our business is subject to the risks of earthquakes, fire, power outages, floods, and other natural disasters and catastrophic events, and to interruption by man-made problems such as war and terrorism.
A significant natural disaster or other catastrophic event, such as an earthquake, fire, flood, power outage, telecommunications failure, cyberattack, war, terrorist attack, sabotage, other intentional acts of vandalism or misconduct, geopolitical event, pandemic, or other public health crisis, such as the COVID-19 pandemic, or other catastrophic occurrence could adversely affect our business, results of operations, financial condition, and prospects. For example, the COVID-19 pandemic led to certain business disruptions, including travel bans and restrictions, shelter-in-place orders, and the postponement or cancellation of major events, which affected the economy as a whole, and, although we saw increased growth in our user base during the COVID-19 pandemic, a future pandemic or similar health event could adversely affect our business, results of operations, financial condition, and prospects. Furthermore, escalation of geopolitical tensions, including as a result of escalations in the ongoing conflict between Russia and Ukraine, or the recent escalation of conflict between Israel and the Palestinians, could have a broader impact that expands into other markets where we do business,

which could adversely affect our business, vendors, partners, or the economy as a whole. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services or disruptions in our activities or the activities of our vendors, partners, or the economy as a whole. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business that may result from interruptions in our ability to provide our products and services. Any such natural disaster or man-made problem could adversely impact our business, results of operations, financial condition, and prospects.

## Risks Related to Investment in our Securities

**THE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT.**

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

### *No Guarantee of Return on Investment*
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment.

***The Revenue Sharing Notes will not be freely tradable until one year from the initial purchase date. Although the Revenue Sharing Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his, her or their attorney.***
You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Revenue Sharing Notes. Because the Revenue Sharing Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Revenue Sharing Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Revenue Sharing Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Revenue Sharing Notes may also adversely affect the price that you might be able to obtain for the Revenue Sharing Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company.

***There is no present market for the Securities, and we have arbitrarily set the price.***
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***You will not have a vote or influence on the management of the Company.***
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Revenue Share Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company.

***The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.***
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger, or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization, or similar transaction.

***We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.***
Upon the occurrence of events constituting a liquidation event or change of control, we may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

### *You might lose your money*

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Hattie's Coffee House to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

### *Inability to sell your investment*

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

### *No registration under securities laws*

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Hattie's Coffee House nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

### *Incomplete offering information*

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm).

### *Uninsured losses*

Although Hattie's Coffee House will carry some insurance, Hattie's Coffee House may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Hattie's Coffee House could incur an uninsured loss that could damage its business.

### *Future investors might have superior rights*

If Hattie's Coffee House needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

### *The company is not subject to the corporate governance requirements of the national securities exchanges*

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Hattie's Coffee House or management), which is responsible for monitoring Hattie's Coffee House's compliance with the law. Hattie's Coffee House will not be required to implement these and other investor protections.

### *You have a limited upside*

Notes include a maximum amount you can receive. You cannot receive more than that even if Hattie's Coffee House is significantly more successful than your initial expectations.

### *You do have a downside*

Conversely, if Hattie's Coffee House fails to generate enough revenue, you could lose some or all of your money.

### *Payments and return are unpredictable*

Because your payments are based on the revenue of Hattie's Coffee House, and the revenue of Hattie's Coffee House can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

### *The notes are unsecured and uninsured*

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

### *Subordination*

The Notes shall be subordinated to all indebtedness of Hattie's Coffee House to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

### *Lack of guaranty*

The Notes are not personally guaranteed by any of the founders or any other person.

### *Limitation of individual rights in event of default*

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

### *Tax treatment*

We have not promised you any particular tax outcome from buying or holding the Note.

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# SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C-AR include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C-AR.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C-AR primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section entitled "RISK FACTORS" and elsewhere in this Form C-AR. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C-AR. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C-AR relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C-AR to reflect events or circumstances after the date of this Form C-AR or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C-AR, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

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# MARKET & INDUSTRY DATA

This Form C-AR contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "RISK FACTORS."

**THE COMPANY**

**Business & Anticipated Business Plan**

A beautifully restored 1912 farmhouse is the setting for Hattie's. Set on 2 acres of land on Main St., this property boasts all kinds of potential for our customers and the community. Inside, the aesthetic is bright and comfortable. With neutral tones, a combination of old and new furniture, mixed textiles and houseplants, the atmosphere will be both inviting and inspiring. Being located in a historic house allows us to have various nooks to create more private seating and meeting places. Upstairs we offer opportunities for customers to rent out the space for business meetings or working on site without any interruptions. We create beautiful cut flower garden beds around the property so that we can have fresh flowers in the coffee shop and also sell bouquets to customers. We have cafe lights outside with picnic tables, and lots of spaces to sit and relax and connect.

Opportunity

Whitestown, located just northwest of Indianapolis and immediately adjacent to I-65, is the second-fastest growing community in Indiana and has one of the highest median household income levels in the state. Much of the rapid growth has come from commercial development near the interstate, which threatens to overshadow Whitestown's rich history and sense of community. Rather than allow the town to lose its historic identity and become lost in a sea of development, town leaders prioritized building up the old downtown or "legacy core." Hattie's Coffee serves as an anchor in this effort, located in the center of Whitestown and offering an inviting place to gather, strengthen friendships, and build community.

Solution

Hattie's will be a much-needed anchor for those who call Whitestown their home. It serves as a gathering place suitable for not only business professionals, but families and individuals as well. Hattie's is a place where connectivity and creativity merge together over high quality coffee and delicious local food offerings. Located midway between extensive housing developments on the north and south sides of Whitestown, Hattie's ties together the whole community. Our coffee shop in one of the historic homes on Main Street provides residents a "third place" to congregate that has a local identity instead of a nationwide one.

Why Us?

Our coffee is locally roasted, fresh, and much better than what is currently offered at chain coffee stores. Our baristas are committed to providing customers with the most excellent cup of coffee and specialty drinks that people cannot get elsewhere. With locally sourced pastries and café offerings we will be able to give a more diverse menu as well.

The Team

Kirra Sutton, Owner
Kirra has spent the past 10 years building a wedding and lifestyle photography business alongside building a family with her husband. They have three awesome kids and have lived in the suburbs of Indianapolis for the past 8 years where they've come to appreciate Hoosier hospitality and small-town charm. Hattie's will be her first venture into the brick-and-mortar world, but she is not new to running a business, working behind a coffee bar, or management. She's so excited to learn your order and welcome you into the Hattie's family.

**Products & Services**

| Product / Service | Development Stage | Description | Market |
|---|---|---|---|
| Coffee Shop | Developed | A beautifully restored 1912 farmhouse is the setting for Hattie's and is set on 2 acres of land on Main St. in Whitestown, IN | Locals and visitors in Whitestown, IN |
| Coffee Drinks | Developed | Sizes are available in 12, 16, or 20 oz. Offerings include brewed coffee, cortado macchiato, latte, cappuccino, cold brew, espresso, americano, and with options to add various syrup flavors like hazelnut, toasted caramel, vanilla bean, pH Delight, lavender, Mexican | Locals and visitors in Whitestown, IN |

| | | chile, cardamon, winter spice, winter mint, peppermint, sugar free vanilla, sugar free caramel, strawberry, coconut, pistachio, almond, peach, hot honey, maple spice, gingerbread, organic maple syrup, local honey, and simple syrup | |
|---|---|---|---|
| Non-Coffee Drinks | Developed | Sizes available in 12, 16, or 20 oz. Offerings include chai, London fog, steamer, hot chocolate, Olipop, Dandy Breeze Milk, apple cider, Natalie's Juices, soda, tea, and San Pellegrino | Locals and visitors in Whitestown, IN |
| "The Here Everyday Menu" Food Menu | Developed | Bagels and cream cheese, overnight oats, avocado toast, chicken salad sandwich, cinnamon sugar toast, grilled cheese, and soup/GC combo | Locals and visitors in Whitestown, IN |
| "The Here Certain Days Menu" Food Menu | Developed | Bakery items that include scones and muffins | Locals and visitors in Whitestown, IN |

## Directors & Officers

| Name | Board Service | Company Position(s) | Principal Occupation | Business Experience |
|---|---|---|---|---|
| Kirra Sutton | N/A | Owner<br><br>*March 2023 – Present*<br><br>Oversees general business and operations of the company.<br><br>Sets vision and strategy.<br><br>Oversees company financial performance. | Hattie's Coffee House, Owner<br><br>*March 2023 - Present* | Hattie's Coffee House, Owner<br><br>*March 2023 - Present*<br><br>--<br><br>Kirra Sue Photography, Owner and Photographer<br><br>*2007 – Present* |

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# Legal Matters

<u>Covered Persons</u>

Covered Persons are:

- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and
- general partners, directors, officers, or managing members of any such solicitor.

<u>Governmental/Regulatory Approval and Compliance</u>

The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety, and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

<u>Litigation</u>

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

<u>Bad Actor Disclosure</u>

"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

_____

# DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

*Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C-AR and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C-AR and should be reviewed in their entirety.*

## Results of Operations

Hattie's Coffee House, LLC (which may be referred to as the "Company", as well as references to Kirra Sutton "we," "us," or "our") was formed on 3/6/2023, as an Indiana entity. The Company is a coffee shop serving various food and beverages.

As of December 31, 2024, the Company produced a small net loss and may incur additional losses prior to generating positive net income (see Note 3). The Company intends to fund its operations with the receipt of funds from revenue producing activities, as well as working capital contributions from its founders. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## Material Changes and Trends

The Company has not observed any material changes or trends in its financial condition or results of operations during the time period subsequent to the period for which financial statements have been provided.

## Liquidity and Capital Resources

The year has been very positive both in cash flow and community support. We were able to expand the parking lot with a grant from the state and that had an immediate positive impact on business. All regular operations obligations have been met with normal cash flow with the exception of the $9,175 influx from family in the summer.

## Capital Expenditures and Other Obligations

Capital expenditures have included an industrial refrigerator to keep up with food demand. Food has been more popular than anticipated. This next year we are looking at the need for an upgraded espresso machine. We also moved from an owned ice maker to a leased one as well as a leased dishwasher. Both of these alleviate the maintenance stress, time and money.

_____

## OWNERSHIP & CAPITAL STRUCTURE

### Company Securities Issued & Outstanding

| Security | Amount Authorized | Amount Issued & Outstanding | Voting Rights | Other Rights or Terms | How this security may limit, dilute, or qualify securities issued in the Offering | Ownership Percentage (if converted prior to Offering) |
|---|---|---|---|---|---|---|
| Revenue Share Note | $60,000.00 Principal Amount | $56,845.60 Principal Amount | N/A | The revenue sharing notes will be repaid to investors at a rate of 6.00% of gross revenue paid quarterly at a maturity date of December 31, 2028, | N/A | 0% |

| | | | when any balance remaining becomes due in full. | | |
|---|---|---|---|---|---|
| Limited Liability Company Interests | N/A | 100% | Full voting authority | N/A | N/A | 100% |

## Principal Security Holders

As of the date hereof, the Company is wholly owned by Kirra Sutton.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

| Name | Security | Number Held | Voting Power Prior to Offering |
|---|---|---|---|
| Kirra Sutton | Limited Liability Company Interests | N/A | 100% |

## Exempt Offerings Conducted Within the Past Three Years

| Date of Offering | Exemption | Securities Offered | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 3/28/2023 | Regulation Crowdfunding | Revenue Sharing Note | $60,000.00 | Buildout, equipment, and furniture |

## Material Terms of Any Debt

| Creditor | Amount Outstanding | Interest Rate | Maturity Date | Other Material Terms |
|---|---|---|---|---|
| Home National Bank | $25,249.67 | 3.00% | 1/15/2029 | |
| Bankable | $34,253.52 | 8.50% | 7/1/2027 | |
| Kirra Sutton's Mother-in-Law | $9,175.00 | 0.00% | N/A | |
| Reg CF Investors | $66,550.15 | 6.00% Revenue | 12/31/2028 | |

## Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

To the best of our knowledge the Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations, or its security holders.

| Related Party | Relationship to Company | Dollar Amount | Nature of Transaction |
|---|---|---|---|
| Kirra Sutton's Mother-in-Law | Related Party | $9,175.00 | Business loan |

_____

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Kirra Sutton, certify that the accompanying unaudited financial statements of Hattie's Coffee House LLC, comprised of the balance sheet and the related statements of income (deficit), stockholder's equity, and cash flows for the fiscal years ended December 31, 2024, and the related notes to said financial statements (collectively, the "**Financial Statement**"), are true and complete in all material respects; and

/s/ Kirra Sutton
(Signature)

Kirra Sutton
(Name)

Owner
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following person(s) in the capacities and on the dates indicated.

/s/ Kirra Sutton
(Signature)

Kirra Sutton
(Name)

Owner
(Title)

MONTH DAY, 2025
(Date)

_____

# EXHIBITS

Exhibit A          Financial Statements

_____

# Hattie's Coffee House, LLC

Unaudited Financial Statements for the Fiscal Year Ending December 31, 2024

# Hattie's Coffee House LLC

## Balance Sheet

### As of December 31, 2024

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| BASBUS 0001 - 1 | 5,213.76 |
| savings | -0.07 |
| **Total Bank Accounts** | **$5,213.69** |
| Other Current Assets | |
| Payments to deposit | 0.00 |
| **Total Other Current Assets** | **$0.00** |
| **Total Current Assets** | **$5,213.69** |
| Fixed Assets | |
| Buildings | 92,787.29 |
| Loan Costs | 1,456.00 |
| Long-term office equipment | |
| Furniture | 3,000.00 |
| **Total Long-term office equipment** | **3,000.00** |
| Tools, machinery, and equipment | 39,101.73 |
| **Total Fixed Assets** | **$136,345.02** |
| **TOTAL ASSETS** | **$141,558.71** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable (A/P) | 0.00 |
| **Total Accounts Payable** | **$0.00** |
| Credit Cards | |
| Amex | 1,999.39 |
| Costco | 3,989.19 |
| Credit Card | 9,847.55 |
| **Total Credit Cards** | **$15,836.13** |
| Other Current Liabilities | |
| Gift Card Outstanding | 1,681.26 |
| Sales tax to pay | 2,252.27 |
| Short-term business loans | 9,175.00 |
| Square Sales Tax Payable | 0.00 |
| Tips | 2,960.00 |
| **Total Other Current Liabilities** | **$16,068.53** |
| **Total Current Liabilities** | **$31,904.66** |

Doc ID: 4c590a6a0e8a5480429805aba153e30eca7420aa

# Hattie's Coffee House LLC

## Balance Sheet

As of December 31, 2024

|  | TOTAL |
|---|---:|
| Long-Term Liabilities |  |
| Long-term business loans |  |
| Bankable | 34,253.52 |
| Home National Bank of Thorntown | 25,249.67 |
| Mainvest | 66,550.15 |
| **Total Long-term business loans** | **126,053.34** |
| **Total Long-Term Liabilities** | **$126,053.34** |
| **Total Liabilities** | **$157,958.00** |
| Equity |  |
| Owner draws | -15,668.09 |
| Owner investments | 120,931.95 |
| Retained Earnings | -88,362.94 |
| Net Income | -33,300.21 |
| **Total Equity** | **$ -16,399.29** |
| **TOTAL LIABILITIES AND EQUITY** | **$141,558.71** |

# Hattie's Coffee House LLC

## Profit and Loss
### January - December 2024

|  | TOTAL |
|---|---|
| **Income** | |
| Discount Income | -613.37 |
| Sales of beverage | 272,944.74 |
| Sales of food | 123,445.33 |
| Sales of Product Income | 34,507.61 |
| Services/Events | 13,816.98 |
| **Total Income** | **$444,101.29** |
| **Cost of Goods Sold** | |
| Cost of goods sold | |
| coffee and tea | 43,011.98 |
| food | 43,244.20 |
| Merchandise | 9,753.53 |
| milk/dairy | 25,760.39 |
| **Total Cost of goods sold** | **121,770.10** |
| Cost of Goods Sold Paper Goods | 39,062.69 |
| Cost of Goods Sold Syrups | 17,439.90 |
| Shipping | 61.25 |
| **Total Cost of Goods Sold** | **$178,333.94** |
| **GROSS PROFIT** | **$265,767.35** |
| **Expenses** | |
| Advertising & marketing | 29,897.69 |
| Social media | 418.00 |
| **Total Advertising & marketing** | **30,315.69** |
| Building & property rent | 43,500.00 |
| Business licences | 1,108.75 |
| Contract labor | 450.00 |
| Contributions to charities | 940.21 |
| Employee benefits | |
| Worker's compensation insurance | 799.07 |
| **Total Employee benefits** | **799.07** |
| Equipment rental | 1,789.63 |
| Event | 7,782.66 |
| General business expenses | 0.00 |
| Bank fees & service charges | 3,762.14 |
| Memberships & subscriptions | 2,049.26 |
| **Total General business expenses** | **5,811.40** |
| Insurance | 626.49 |
| Business insurance | 1,569.00 |
| Liability insurance | 442.00 |
| **Total Insurance** | **2,637.49** |

# Hattie's Coffee House LLC

## Profit and Loss
### January - December 2024

|  | TOTAL |
|---|---:|
| Interest paid | 97.91 |
|   Business loan interest | 32,433.92 |
|   Credit card interest | 263.16 |
| **Total Interest paid** | **32,794.99** |
| Meals | 232.24 |
|   Meals with clients | 625.46 |
| **Total Meals** | **857.70** |
| Merchandise | 41.66 |
| Office expenses |  |
|   Office supplies | 148.32 |
|   Shipping & postage | 123.58 |
|   Small tools and equipment | 828.90 |
|   Software & apps | 452.11 |
| **Total Office expenses** | **1,552.91** |
| Payroll expenses | 3,240.15 |
|   Wages | 90,974.82 |
| **Total Payroll expenses** | **94,214.97** |
| Professional services | 1,180.00 |
|   Accounting fees | 2,233.00 |
|   Consulting fees | 200.00 |
| **Total Professional services** | **3,613.00** |
| Repairs & maintenance | 13,554.27 |
| Square Fees | 5,670.73 |
| Supplies | 7,341.34 |
|   Supplies & materials | 7,742.86 |
| **Total Supplies** | **15,084.20** |
| Taxes paid |  |
|   Payroll taxes | 15,505.29 |
|   Property taxes | 5,245.54 |
| **Total Taxes paid** | **20,750.83** |
| Travel | 2,687.35 |
| Utilities | 34.68 |
|   Disposal & waste fees | 1,633.27 |
|   Electricity | 1,936.92 |
|   Heating & cooling | 2,746.13 |
|   Internet & TV services | 431.40 |
|   Phone service | 1,650.33 |

# Hattie's Coffee House LLC

## Profit and Loss
### January - December 2024

|  | TOTAL |
|---|---:|
| Water & sewer | 4,559.28 |
| **Total Utilities** | **12,992.01** |
| **Total Expenses** | **$298,949.52** |
| NET OPERATING INCOME | **$ -33,182.17** |
| Other Income |  |
| Other income |  |
| Interest earned | 0.07 |
| **Total Other income** | **0.07** |
| **Total Other Income** | **$0.07** |
| Other Expenses |  |
| Vehicle expenses |  |
| Vehicle gas & fuel | 107.11 |
| Vehicle repairs | 11.00 |
| **Total Vehicle expenses** | **118.11** |
| **Total Other Expenses** | **$118.11** |
| NET OTHER INCOME | **$ -118.04** |
| NET INCOME | **$ -33,300.21** |


# Hattie's Coffee House LLC

## Statement of Cash Flows

January - December 2024


| | TOTAL |
|---|---:|
| OPERATING ACTIVITIES | |
| Net Income | -2,115.42 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Payable (A/P) | 0.00 |
| Amex | 1,999.39 |
| Costco | 3,989.19 |
| Credit Card | 9,847.55 |
| Gift Card Outstanding | -1,387.74 |
| Sales tax to pay | -1,737.53 |
| Short-term business loans | 9,175.00 |
| Square Sales Tax Payable | -5.11 |
| Tips | 1,953.39 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **23,834.14** |
| **Net cash provided by operating activities** | **$21,718.72** |
| INVESTING ACTIVITIES | |
| Tools, machinery, and equipment | -2,251.28 |
| **Net cash provided by investing activities** | **$ -2,251.28** |
| FINANCING ACTIVITIES | |
| Long-term business loans:Bankable | -10,382.79 |
| Long-term business loans:Home National Bank of Thorntown | -4,775.62 |
| Long-term business loans:Mainvest | -21,399.23 |
| Owner draws | -15,668.09 |
| Owner investments | 25,195.00 |
| **Net cash provided by financing activities** | **$ -27,030.73** |
| **NET CASH INCREASE FOR PERIOD** | **$ -7,563.29** |
| Cash at beginning of period | 12,801.98 |
| CASH AT END OF PERIOD | **$5,238.69** |

Hattie's Coffee House LLC

Statement of Changes in Members' Equity

For the Year ended December 31, 2024

| | Total Equity |
|---|---|
| Balance as of 1/1/2024 | -$88,362.94 |
| Contributions | $120,931.95 |
| Net Income | -$33,300.21 |
| Owner's Withdrawals | -$15,668.09 |
| Balance as of 12/31/2024 | **-16,399.29** |

**Hattie's Coffee House LLC**
**NOTES TO FINANCIAL STATEMENTS**
**For fiscal year ending December 31, 2024 (UNAUDITED)**

## NOTE 1 – NATURE OF OPERATIONS

Hattie's Coffee House LLC (which may be referred to as the "Company", as well as references to Kirra Sutton "we," "us," or "our") was formed on 3/6/2023, as an Indiana} entity. The Company is a coffee shop serving various food and beverages.

As of December 31, 2024, the Company produced a small net loss and may incur additional losses prior to generating positive net income (see Note 3). The Company intends to fund its operations with the receipt of funds from revenue producing activities, as well as working capital contributions from its founders. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The Company uses December 31 as its fiscal year end.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provisions for refunds and chargebacks, equity transactions and contingencies.

*Risks and Uncertainties*
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company opts to operate in. A

host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Cash and Cash Equivalents*
Cash consists of funds held in the Company's checking and savings account. As of December 31, 2024, the Company had $5,213.76 of cash on hand.

*Revenue Recognition*
The Company earns revenue from the sale of its tangible products and records revenue when the product has shipped to the final customer, and this does not include any refunds.

*Cost of Goods Sold*
Cost of goods was recorded as product sales revenue was recorded.

## NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2023. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 4 – DEBT

As of December 31, 2024, the Company has debt to Home National Bank $25,249.67, 3% interest rate with a maturity of 1/15/2029. Bankable $34,253.52 at 8.5% with a maturity of 7/1/2027 and a loan secured by the owners residence of $120,931 as well as a personal loan from family of $9175. Reg CF investors with a balance due of $66,550.15 due in quarterly payments by December 31, 2028.

## NOTE 5 – INCOME TAX PROVISION

The Company has not yet filed its corporate income tax return for the period ended December 31, 2024. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2024, and the deferred tax asset, if any, from such losses have been fully valued based on their uncertainty in being used and will continue to be until there is persuasive evidence that those deferred assets can be utilized.

**NOTE 6 – COMMITMENTS AND CONTINGENCIES**

The Company is not currently involved with and does not know of any pending or threatening litigation.


**NOTE 7 – EQUITY**

The Company, owned 100% by Kirra Sue Sutton.

**NOTE 8 – RELATED PARTY TRANSACTIONS**

The Company engaged in the following related party transactions. A loan for $9,175 from Kirra's in-laws with no interest due or expiration date.

**NOTE 9 – SUBSEQUENT EVENTS**

*Management's Evaluation*
Management has evaluated subsequent events and determined that no additional material events have been identified which require adjustment or disclosure in the financial statements.

I, <u>Kirra Sue Sutton</u>, certify that the financial statements of <u>Hattie's Coffee House, LLC</u> included in this Form are true and complete in all material respects.

_____
(signature)

_____
Owner
(title)